EXHIBIT 77D
for IDS Life Managed Fund, Inc.

At the Board of Directors meetings held on October 7th and 8th, 1998, the following investment policies were eliminated from the fund:

The Fund will not pledge or mortgage its assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in a company if the Fund's investments would result in the total holdings of all funds in the IDS MUTUAL FUND GROUP being in excess of 15% of that company's issued shares.